Exhibit 99.1

Sierra Metals Reports Q1-2020 Financial Results for Its Sociedad Minera Corona Subsidiary in Peru

CONSOLIDATED FINANCIAL RESULTS TO BE RELEASED ON MAY 13, 2020

(All metal prices reported in USD)

TORONTO--(BUSINESS WIRE)--May 1, 2020--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or “the Company”) announces the filing of Sociedad Minera Corona S.A.’s (“Corona”) unaudited Financial Statements and the Management Discussion and Analysis (“MD&A”) for the first quarter of 2020 (“Q1 2020”).

The Company holds an 81.8% interest in Corona. All amounts are presented in US dollars unless otherwise stated and have not been adjusted for the 18.2% non-controlling interest.

Corona’s Highlights for the Three Months Ended March 31, 2020

  Revenues of US$33.7 million vs. US$35.3 million in Q1 2019.
  Adjusted EBITDA of US$9.8 million vs. US$13.7 million in Q1 2019.
  Total tonnes processed of 285,225 vs. 233,814 in Q1 2019.
  Net production revenue per tonne of ore milled decreased by 20% to US$118.22.
  Cash Cost per copper equivalent payable pound lower by 7% to US$1.17.
  Cash cost per zinc equivalent payable pound lower by 20% to US$0.43.
  All-in sustaining cost (“AISC”) per copper equivalent payable pound higher by 13% to US$2.24.
  All-in sustaining cost (“AISC”) per zinc equivalent payable pound lower by 4% to US$0.82.
  Copper equivalent pounds production increased 30% to 20.1 million pounds.
  Zinc equivalent pounds production increased 52% to 54.6 million pounds.
  The Yauricocha Mine and the Company are trending towards copper as our main product as a percentage of revenue and as a percentage of Net Smelter Royalty, as such we are also reporting copper figures in addition to zinc in this press release.
  $30.5 million of cash and cash equivalents as at March 31, 2020.
  $62.1 million of working capital as at March 31, 2020.

The Yauricocha Mine achieved 22% higher throughput in Q1 2020 compared to Q1 2019, despite 15 days lost production realized in March due to the COVID-19 related state of emergency announced by the Peruvian government. Continuing its strong operational performance during Q1 2020, the mine realized a 30% increase in copper equivalent production or a 52% increase in zinc equivalent metal production compared to Q1 2019. The revenues and adjusted EBITDA generated during Q1 2020 allowed the Company to fund its capital expenditure programs, despite a challenging metal price environment. Cash costs per copper equivalent payable pound decreased 7% whereas cash costs per zinc equivalent pound decreased by 20%. AISC per copper equivalent pound increased by 13% whereas AISC per zinc equivalent pound decreased by 4% as compared Q1 2019.

Igor Gonzales, President and CEO of Sierra Metals commented, “Corona had a strong first quarter with strong throughput, an increase in the production of all metals, and a significant increase in copper and zinc equivalent metal production. This occurred despite reductions in throughput and staffing related to the state of emergency declared at the end of March due to the COVID-19 pandemic. During the quarter, the Mine had been running at higher throughput levels building up processed tonnage as a buffer against any potential interruptions. Additionally, we also had a stockpile of ore, which enabled us to continue processing close to capacity at the mill. With that, we reported healthy revenue and adjusted EBITDA for the first quarter despite facing much lower metal prices and much higher zinc treatment and refining charges. Yauricocha continues to be a strong performing asset for the Company, and we continue to reap the benefit of prudent investments and operational improvement programs at the Mine.

Looking ahead, we face several uncertainties due to the COVID-19 pandemic, including implications to production from the work stoppages and the effect of lower metals prices. We maintain an essential services crew at Yauricocha and expect to ramp-up back to normal levels as quickly and efficiently as possible once the suspension is lifted in Peru. I want to remind shareholders that we do have the flexibility at Yauricocha to run the operations at higher throughput levels, which will help us to recover some of the lost production during the remainder of the year. Additionally, we continue to be optimistic that we will still receive the required permits to increase output at Yauricocha to the 3,600 tpd level this year, even though permitting in Peru was placed on hold by the government during the state of emergency.”

He concluded, “Corona continues to have a strong balance sheet and liquidity. We have reduced and deferred capital expenditures to ensure we emerge from the pandemic in a strong position. Once a more normal situation returns, and metal prices improve, we are still poised for strong future production and cash flow growth, and we will continue to make prudent, strategic investments which will benefit all shareholders.”

The following table displays selected unaudited financial information for the three months ended March 31, 2020:

	Three Months Ended
(in thousands of US dollars, except cash cost and revenue per tonne metrics)	March 31, 2020	March 31, 2019

Revenue	$33,718	$35,338
Adjusted EBITDA (1)	9,778	13,732
Cash flow from operations	10,056	13,172
Gross profit	8,968	14,487
Income tax expense	(4,770)	(3,020)
Net income	2,060	7,991

Net production revenue per tonne of ore milled (2)	118.22	147.75
Cash cost per tonne of ore milled (2)	70.20	73.63
Cash cost per copper equivalent payable pound (2)	1.17	1.26
All-In Sustaining Cost per copper equivalent payable pound (2)	2.24	1.97
Cash cost per zinc equivalent payable pound (2)	0.43	0.54
All-In Sustaining Cost per zinc equivalent payable pound (2)	$0.82	0.85

(in thousands of US dollars, unless otherwise stated)	March 31, 2020	December 31, 2019
Cash and cash equivalents	$30,495	$35,004
Total assets	198,557	200,474
Total liabilities	42,057	46,034
Equity	156,500	154,440

(1) Adjusted EBITDA includes adjustments for depletion and depreciation, interest expense and other financing costs, interest income, share-based compensation, Foreign Exchange (gain) loss and income taxes; see non-IFRS Performance Measures section of the Company’s MD&A.

(2) All-In Sustaining Cost per zinc equivalent pound sold are non-IFRS performance measures and include cost of sales, treatment and refining charges, sustaining capital expenditures, general and administrative expense, and selling expense, and exclude workers' profit sharing, depreciation, and other non-cash provisions; Cash cost zinc equivalent pound sold, net production revenue per tonne of ore milled, and cash cost per tonne of ore milled are

The following table displays average realized metal prices information for the three months ended March 31, 2020, vs March 31, 2019:

Average realized prices (in US$)				% increase/ (decrease)
		Q1 2020	Q1 2019

Zinc	$/lb	0.93	1.23	(24%)
Lead	$/lb	0.80	0.94	(15%)
Copper	$/lb	2.53	2.85	(11%)
Silver	$/oz	16.57	15.57	6%
Gold	$/oz	1,585	1,305	21%

Corona’s Financial Highlights for the Three Months Ended March 31, 2020

  Revenues of $33.7 million for Q1 2020 compared to $35.3 million in Q1 2019. Revenues were 5% lower as the impact of higher treatment and refining costs and a decline in base metal prices was offset by higher metal sales, attributable to 22% higher throughput and higher grades as compared to Q1 2019. Copper equivalent payable pounds for Q1 2020 increased by 24%, whereas Zinc equivalent payable pounds for Q1 2020 increased by 46% as compared to the same quarter of 2019.
  Cash cost per copper equivalent pound sold was $1.17 for Q1 2020 compared to $1.26 for Q1 2019. Cash cost per zinc equivalent pound sold was $0.43 for Q1 2020 compared to $0.54 for Q1 2019 at the Yauricocha Mine.
  All-in sustaining cost (“AISC”) per copper equivalent pound sold was $2.24 for Q1 2020 compared to $1.97 for Q1 2019. Cash cost per zinc equivalent pound sold was $0.82 for Q1 2020 compared to $0.85 for Q1 2019. AISC per copper equivalent pound for Q1 2020 increased as the 24% increase in copper equivalent could not offset the higher treatment and refining charges and higher sustaining capital costs. AISC per zinc equivalent payable pound for Q1 2020 decreased as the impact of the increase in treatment and refining charges and higher sustaining capital costs was partially offset by a 46% increase in zinc equivalent pounds.
  Adjusted EBITDA of $ 9.8 million for Q1 2020 as compared to adjusted EBITDA of $ 13.7 million for the same quarter of 2019, lower mainly due to the lower net income.
  Operating cash flows before movements in working capital of $10.1 million for Q1 2020, compared to US$13.2 million for Q1 2019. The decrease in operating cash flows before movements in working capital for Q1 2020 was primarily due to the decrease in revenues, discussed previously.
  Cash and cash equivalents of $30.5 million as at March 31, 2020, compared to $35.0 million as at December 31, 2019. Cash and cash equivalents decreased as cash used in investing activities of $7.8 million exceeded operating cash flows after working capital adjustments and taxes of $3.7 million.
  Net income of $2.1 million, or $0.057 per share for Q1 2020 compared to net income of $8.0 million, or $0.22 per share for Q1 2019.

Corona’s Operational Highlights for the Three Months Ended March 31, 2020:

The following table displays the production results for the three months ended March 31, 2020:

Yauricocha Production	Q1 2020	Q1 2019	% Var.

Tonnes processed	285,225	233,814	22%
Daily throughput	3,260	2,672	22%

Silver grade (g/t)	65.86	63.51	4%
Copper grade	1.14%	1.00%	13%
Lead grade	1.56%	1.45%	7%
Zinc grade	3.91%	3.56%	10%
Gold Grade (g/t)	0.69	0.55	24%

Silver recovery	82.01%	77.23%	6%
Copper recovery	75.42%	74.80%	1%
Lead recovery	87.91%	88.19%	0%
Zinc recovery	87.96%	89.51%	-2%
Gold Recovery	19.89%	18.09%	10%

Silver production (000 oz)	495	369	34%
Copper production (000 lb)	5,384	3,863	39%
Lead production (000 lb)	8,608	6,605	30%
Zinc production (000 lb)	21,646	16,421	32%
Gold Production (oz)	1,254	753	67%

Copper equivalent pounds (000's)(1)	20,125	15,459	30%
Zinc equivalent pounds (000's)(1)	54,605	35,911	52%

(1) Copper and zinc equivalent pounds for Q1 2020 were calculated using the following realized prices: $16.57/oz Ag, $2.53/lb Cu, $0.93/lb Zn, $0.80/lb Pb, $1,585/oz Au. Copper and zinc equivalent pounds for Q1 2019 were calculated using the following realized prices: $15.57/oz Ag, $2.85/lb Cu, $1.23/lb Zn, $0.94/lb Pb, $1,305/oz Au.

Qualified Persons

All technical production data contained in this news release has been reviewed and approved by:

Americo Zuzunaga, FAusIMM (CP Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM (CP Metallurgist) and Vice President Special Projects and Metallurgy and a chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company focused on the production and development of precious and base metals from its polymetallic Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Toronto Stock Exchange and the Bolsa de Valores de Lima under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws related to the Company (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to the Company’s operations, including anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading “Risk Factors” in our Annual Information Form dated March 30, 2020 in respect of the year ended December 31, 2019 and other risks identified in the Company’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above is not exhaustive of the factors that may affect any of the Company’s forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company’s statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister
V.P., Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
Email: info@sierrametals.com

Ed Guimaraes
CFO
Sierra Metals Inc.
+1(416) 366-7777

Igor Gonzales
President & CEO
Sierra Metals Inc.
+1(416) 366-7777